Mail Stop 4561

April 15, 2008

Mr. Gregory F. Hughes
Chief Financial Officer and Chief Operating Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY   10170

> **Re: SL Green Realty Corp.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 02/27/08**
> **File No. 001-13199**

Dear Mr. Hughes:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Daniel Gordon
                      Branch Chief